Exhibit 12.1

SPARTAN STORES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006	March 26, 2005	March 27, 2004
Earnings:
Earnings (loss) before income taxes and discontinued operations	$50,776	$37,181	$28,299	$27,238	$(6,676)
Fixed charges	21,374	21,134	14,995	16,548	20,353
Amortization of capitalized interest	260	314	342	294	226
Capitalized interest	(195)	(202)	(181)	(293)	(385)
Earnings available for fixed charges	$72,215	$58,427	$43,455	$43,787	$13,518

Fixed charges:
Interest expense	$11,133	$12,132	$7,138	$8,557	$12,223
Capitalized interest	195	202	181	293	385
Interest component of rent expense	10,046	8,800	7,676	7,698	7,745
Total fixed charges	$21,374	$21,134	$14,995	$16,548	$20,353

Ratio of earnings to fixed charges	3.38	2.76	2.90	2.65	N/A

Earnings for the year ended March 27, 2004 were inadequate to cover fixed charges. Additional earnings of $6.8 million would have been necessary to bring the ratio to 1.0.